UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

March 31, 2007

(Translation of original in Spanish)

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

A$

-

Argentine pesos

ThA$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

€

-

Euros

Th€

-

Thousands of Euros

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	For the periods ended
	March 31,
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT ASSETS	170,480,549	188,774,520
Cash	18,491,813	15,447,831
Time deposits	3,586,587	66,396,379
Marketable securities (net)	46,694,827	17,942,467
Trade accounts receivable (net)	28,754,424	22,831,259
Notes receivable (net)	8,884,596	7,397,235
Other receivables (net)	9,997,607	20,085,069
Notes and accounts receivable from related companies	1,442,763	1,595,715
Inventories (net)	22,293,082	18,054,830
Recoverable Taxes	8,979,258	8,175,277
Prepaid expenses	1,800,498	2,252,350
Deferred Income taxes	362,014	0
Other current assets	19,193,080	8,596,108
TOTAL PROPERTY, PLANT & EQUIPMENT	144,985,245	143,479,373
Land	16,370,084	13,097,006
Buildings & improvements	86,692,649	81,119,523
Machinery and equipment	218,190,389	215,330,889
Other property, plant & equipment	213,365,152	206,498,563
Technical reappraisal of property, plant & equipment	2,060,313	2,062,160
Depreciation	(391,693,342)	(374,628,768)
TOTAL OTHER ASSETS	204,248,151	225,021,757
Investments in related companies	21,430,025	21,203,861
Investments in other companies	56,201	56,268
Goodwill	67,087,138	73,848,437
Long-term receivables	38,603	92,231
Long-term notes and accounts receivable from related companies	36,176	34,831
Long-term Deferred Income Taxes	0	356,220
Intangibles	430,378	431,318
Amortization	(264,635)	(249,762)
Others	115,434,265	129,248,353
TOTAL ASSETS	519,713,945	557,275,650

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

	For the periods ended
	March 31
	2007	2006
	ThCh$	ThCh$
TOTAL CURRENT LIABILITIES	107,342,239	112,184,235
Short-term bank liabilities	0	29,535,241
Current portion of long-term bank liabilities	452,092	508,077
Current portion of bonds payable	31,241,831	14,213,374
Dividends payable	215,700	221,385
Accounts payable	36,332,092	36,329,785
Other creditors	4,929,630	3,522,478
Notes and accounts payable to related companies	8,774,015	6,416,374
Provisions	3,076,382	517,669
Withholdings	11,952,743	12,033,495
Income taxes payable	5,739,289	4,473,933
Unearned income	544,034	507,231
Deferred income taxes	0	625,853
Other current liabilities	4,084,431	3,279,340
TOTAL LONG-TERM LIABILITIES	111,921,695	143,557,541
Long-term bank liabilities	329,516	405,626
Bonds payable	76,199,925	105,788,118
Other creditors	142,163	181,186
Long-term notes and accounts payable to related companies	3,457,140	3,838,273
Provisions	17,523,574	24,485,482
Deferred Income Taxes	3,939,240	0
Other long-term liabilities	10,330,137	8,858,856
MINORITY INTEREST	1,227,819	1,217,780
TOTAL SHAREHOLDERS’ EQUITY	299,222,192	300,316,094
Paid-in capital	202,060,999	203,248,429
Revalued capital reserves	404,122	(609,745)
Other reserves	3,434,474	3,649,911
Retained earnings	93,322,597	94,027,499
Accumulated earnings	71,063,908	72,424,600
Net income for the period	22,258,689	21,602,899
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	519,713,945	557,275,650

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the periods ended
	March 31,
	2007	2006
	ThCh$	ThCh$
OPERATING INCOME	28,688,289	24,987,053
Gross Margin	68,752,068	59,009,862
Net Sales	159,268,172	139,688,943
Cost of sales	(90,516,104)	(80,679,081)
Administrative and selling expenses	(40,063,779)	(34,022,809)
NON OPERATING INCOME AND EXPENSE	(2,076,334)	(124,172)
Financial Income	2,008,553	2,500,899
Equity in earnings of equity investments	487,914	378,661
Other non-operating income	528,713	1,448,172
Equity in losses of equity investments	(161,147)	(43,584)
Amortization of goodwill	(1,649,369)	(1,632,667)
Financial Expenses	(3,755,716)	(6,365,200)
Other non-operating expenses	(648,516)	(1,099,288)
Price level restatement	(196,860)	(195,399)
Foreign exchange gains	1,310,094	4,884,234
Income before income taxes and extraordinary items	26,611,955	24,862,881
Income tax expense	(4,298,887)	(3,186,997)
Income before minority interest	22,313,068	21,675,884
Minority interest	(54,379)	(72,985)
NET INCOME FOR THE PERIOD	22,258,689	21,602,899

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the periods ended
	March 31,
	2007	2006
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,533,579	43,694,708
Collection of trade receivables	232,149,372	214,864,966
Financial income received	4,291,256	3,992,331
Dividend & other distributions received	1,750,000	1,486,455
Other income received	23,772	0
Payments to suppliers and personnel	(162,352,051)	(143,055,346)
Interest paid	(3,469,245)	(3,019,733)
Income taxes paid	(3,696,717)	(2,466,718)
Other expenses paid	0	(2,068)
VAT and other tax payments	(31,162,808)	(28,105,179)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(7,850,194)	(4,711,669)
Borrowings	1,245	8,355,737
Dividend distribution	(5,084,682)	(3,730,810)
Loan payments	(2,766,757)	(9,336,596)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(6,770,691)	1,659,975
Proceeds from sales of property, plant and equipment	153,210	977,424
Proceeds from sales of permanent investments	0	5,127,179
Proceeds from sales of other investments	4,489,639	2,971,662
Additions to property, plant & equipment	(11,413,540)	(7,383,720)
Investments in financial instruments	0	(32,570)
TOTAL NET CASH FOR THE PERIOD	22,912,694	40,643,014
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	597,828	698,006
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	23,510,522	41,341,020
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	41,857,879	22,080,229
CASH AND CASH EQUIVALENTS AT END OF PERIOD	65,368,401	63,421,249

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES

	For the periods ended
	March 31,
	2007	2006
	ThCh$	ThCh$
NET INCOME	22,258,689	21,602,899
Income on sale of assets:	375,418	(240,504)
Gain on sale of property, plant and equipment	383,223	(240,504)
Gain on sale of other assets	(7,805)	0
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH	7,303,353	3,273,862
Depreciation	7,177,805	7,577,846
Amortization of intangibles	320,016	122,788
Write-offs and provisions	98,043	(625,175)
Equity in earnings of equity investments	(487,914)	(378,661)
Equity in losses of equity investments	161,147	43,584
Amortization of goodwill	1,649,369	1,632,667
Price level restatement	196,860	195,399
Foreign exchange gains, net	(1,310,094)	(4,884,234)
Other credits to income that do not represent cash flows	(566,916)	(375,553)
Other charges to income that do not represent cash flows	65,037	(34,799)
CHANGES IN OPERATING ASSETS	15,731,005	22,603,657
(Increase) decrease in trade accounts receivable	15,554,240	10,837,153
(Increase) decrease in inventories	645,159	39,482
(Increase) decrease in other assets	(468,394)	11,727,022
CHANGES IN OPERATING LIABILITIES	(8,189,265)	(3,618,191)
Increase (decrease) in accounts payable related to operating income	(11,324,817)	5,248,676
Increase (decrease) in interest payable	2,552,587	4,543,774
Increase (decrease) in income taxes payable	3,676,468	(1,277,798)
Increase (decrease) in other accounts payable related to non-operating income	1,925,146	(8,206,964)
Increase (decrease) in Valued Added Tax and other similar items	(5,018,649)	(3,925,879)
Minority interest	54,379	72,985
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,533,579	43,694,708

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)

Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2007 and are compared to the same period in 2006.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.7 % according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	March 31, 2007			March 31, 2006
	Direct	Indirect	Total	Total
ABISA CORP S.A.	-	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	-	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	-	99.96	99.96	99.96
ENVASES MULTIPACK LTDA.	-	-	-	99.99
RIO DE JANEIRO REFRESCOS LTDA.	-	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTES ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	-	99.99	99.99	99.99
RJR INVESTMENTS CORP S.A.	-	99.99	99.99	99.99
VITAL AGUAS S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 0.2% for the period December 1, 2006 to February 28, 2007 (-0.3% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restatetd by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period  exchange rates:

		2007	2006
		Ch$	Ch$
Unidades de Fomento	(UF)	18,372.97	17,915.66
United States dollars	(US$)	539.21	526.18
Argentine pesos	(A$)	173.94	170.73
Brazilian Real	(R$)	262.98	243.29
Euro	(€$)	720.00	637.56

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with pre-established value are valued at the lesser value between the price value restatement cost and the market price.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company’s or it’s subsidiaries’ warehouse.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Operations with sale-back agreements

The purchases of financial instruments with sale back agreements are recorded at cost of acquisition and are presented under Other Current Assets.  The implied interest is registered as financial income over the accrued basis by the straight-line method.

k)

Property, plant and equipment

For companies incorporated in Chile, Property, plant and equipment is carried at restated cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2 n). Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

l)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

m)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

n)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

o)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

p)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

q)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations.

r)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

s)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

t)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

u)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)

Derivative contracts

Derivative contracts include hedging derivative contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain. In the case that the hedge instruments are not totally efficient, the impact is recognized as an income charge or credit.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in income.

w)

Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally.  Software purchased from third parties is capitalized and amortized over a maximum period of four years.  Disbursements incurred for internally developed programs are expensed.

x)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

y)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Superintendence of Securities and Insurance) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

Type of Instrument	Accounting value for the periods ended March 31,
	2007	2006
	ThCh$	ThCh$
Bonds	1,090,533	4,519,496
Mutual funds	17,892,947	73,439
Investment funds	27,711,347	13,349,532
Total Marketable Securities	46,694,827	17,942,467

Fixed Income	Date		Par Value	Accounting value		Market Value	Provision
	Purchase	Maturity		Amount	Rate
			ThCh$	ThCh$	%	ThCh$	ThCh$
PETROLEOS MEXICANOS	13-Sep-04	15-Sep-07	1,082,397	1,105,436	8.85	1,090,533	0

Mutual Funds	Balance as of March 31, 2007
	ThCh$
Fondo Mutuo Boston Select-Chile	4,119,000
Fondo Mutuo Banco Estado Corporativo-Chile	3,320,000
Scotia SudAmericano Fondo Mutuo Clipper Chile	2,410,000
Fondo Mutuos BBVA Excelencia - Chile	2,174,000
Fima Banco Galicia - Argentina	2,280,158
Scotia Sud Americano Fondo Mutuo Optimo - Chile	1,980,000
Fondo Mutuo Larrain Vial Mercado Monetario - Chile	1,609,789
Total Mutual Funds	17,892,947

Investment Funds	Balance as of March 31, 2007
	ThCh$

Citi Institutional Liquid Reserves Limited - U.S.A.	27,580,768
Fondo Mutuo Wachovia Securities - U.S.A.	130,579
Total Investment Funds	27,711,347

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	Current							Long Term
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total Current (net)
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	29,031,679	21,975,683	811,149	855,576	29,842,828	28,754,424	22,831,259	-	-
Allowance for doubtful accounts	-	-	-	-	1,088,404	-	-	-	-
Notes receivable	8,929,840	7,275,597	417,971	121,638	9,347,811	8,884,596	7,397,235	-	-
Allowance for doubtful accounts	-	-	-	-	463,215	-	-	-	-
Other receivables	9,381,963	8,901,977	669,610	11,183,092	10,051,573	9,997,607	20,085,069	38,603	92,231
Allowance for doubtful accounts	-	-	-	-	53,966	-	-	-	-
						Total long term receivables		38,603	92,231

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements

Centralli Refrigerantes S.A.: Sale of products

Company	Short Term		Long Term
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	550,890	0	36,176	34,831
EMBONOR S.A.	537,460	923,859	0	0
EMBOTELLADORA COCA-COLA POLAR S.A.	354,413	350,334	0	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	0	304,133	0	0
CENTRALLI REFRIGERANTES S.A.	0	17,389	0	0
TOTAL	1,442,763	1,595,715	36,176	34,831

2) Notes and accounts payable:

Recofarma Industrias Do Amazonas Ltda.:  Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	3,587,816	1,201,245	0	0
ENVASES CMF S.A.	2,695,691	2,825,054	0	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	1,387,932	0	0	0
ENVASES CENTRAL S.A.	881,955	561,987	0	0
CICAN S.A.	190,678	146,314	0	0
ENVASES DEL PACIFICO S.A.	29,943	150,747	0	0
COCA-COLA DE CHILE S.A.	0	1,531,027	0	0
EMBONOR S.A.	0	0	2,750,011	3,054,326
EMBOTELLADORA COCA-COLA POLAR S.A.	0	0	707,129	783,947
TOTAL	8,774,015	6,416,374	3,457,140	3,838,273

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	March 31, 2007		March 31, 2006
			Effect on Income		Effect on Income
			Amount	((charge)/credit)	Amount	((charge)/credit)
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A.	Equity Investee	Sale of raw materials and supplies	457,704	43,205	271,365	(30,336)
-	-	Purchase of finished products	4,307,713	0	3,462,605	0
COCA - COLA DE CHILE S.A.	Shareholder	Purchase of concentrate	12,904,746	0	9,194,122	0
-	-	Advertising participation payment	2,426,531	(2,426,531)	419,502	(419,502)
-	-	Water source rental	589,525	(589,525)	354,709	(354,709)
-	-	Sale of advertising	669,027	0	0	0
COCA-COLA DE ARGENTINA S.A.	Shareholder	Advertising expenses	182,263	(182,263)	789,090	(789,090)
CICAN S.A.	Equity Investee	Purchase of finished products	431,259	0	242,901	0
-	-	Sale of raw materials	147,474	42,916	0	0
ENVASES DEL PACIFICO S.A.	Director in Common	Purchase of raw materials	42,304	0	102,379	0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder Related	Purchase of concentrate	7,420,331	0	6,023,825	0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder Related	Purchase of concentrate	16,157,471	0	10,841,362	0
-	-	Advertising participation payment	493,156	493,156	400,144	(400,144)
-	-	Reimbursement and other purchases	120,388	120,388	0	0
ENVASES CMF S.A.	Equity Investee	Purchase of containers	4,134,281	0	2,550,671	0
-	-	Services rendered	75,603	0	0	0
EMBONOR S.A.	Shareholder Related	Sale of finished products	2,188,726	438,352	1,932,357	0
EMBOTELLADORA COCA COLA POLAR S.A.	Shareholder Related	Sale of finished products	1,135,151	14,086	1,270,124	0
IANSAGRO S.A.	Director in Common	Purchase of raw materials	2,792,257	0	1,810,847	0

4)  Other transactions

Within the due course of operations, the Company executed with IANSAGRO S.A.  sugar future supply agreements to cover sugar needs for the next two and one-half years approximately.

NOTE 7 - INVENTORIES

	March 31, 2007			March 31, 2006
	Gross	Obsolescence	Net	Gross	Obsolescence	Net
	value	provision	Value	value	provision	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw Materials	11,525,760	(117,157)	11,408,603	8,598,386	(60,690)	8,537,696
Finished products	9,486,740	(391,608)	9,095,132	8,364,036	(372,317)	7,991,719
Products in process	1,075,745	0	1,075,745	912,890	0	912,890
Raw Materials in Transit	713,602	0	713,602	612,525	0	612,525
Total	22,801,847	(508,765)	22,293,082	18,487,837	(433,007)	18,054,830

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a)

At period end 2007 and 2006, the Company does not present taxable profit or non-taxable profit funds.

(Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes).

b)

The following table contains information on deferred income taxes at each period-end.

	March 31, 2007				March 31, 2006
	Assets		Liabilities		Assets		Liabilities
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary Differences

Allowance for doubtful accounts	250,478	36,010	0	0	121,473	48,523	0	0
Vacation provision	115,199	0	0	0	119,990	0	0	0
Production expenses	16,400	0	0	0	8,084	0	0	0
Depreciation of property, plant & equipment	466	0	115,872	3,993,651	0	0	117,646	3,590,008
Severance indemnities	6,779	1,341	30,860	207,403	49,619	0	44,678	870,606
Provision for assets write off	333,271	1,145,802	0	0	265,042	1,282,630	0	0
Provision for labor & commercial lawsuits	0	1,310,222	0	0	0	5,052,439	0	0
Tax loss carry-forwards	2,242,946	3,152,516	0	0	1,381,476	7,686,468	0	0
Guarantee deposit	0	0	0	553,963	0	0	0	2,692,858
Others	647,304	580,508	0	0	366,458	796,473	0	84,724
Local bond issue expenses	0	0	0	149,403	0	0	0	204,711
Contingency allowance	0	229,620	0	0	0	2,007,338	0	0
Social contributions	807,460	1,134,906	0	0	497,332	2,160,510	0	0
Income Participation provision	183,966	0	0	0	367,858	0	0	0
Accrued interests abroad	0	0	4,095,523	0	0	0	3,640,861	0
Exchange rate difference (FRN Debt - Brazil)	0	0	0	9,358,423	0	0	0	0
Others
Complementary accounts, net of amortization	0	0	0	2,732,678	0	4,467,418	0	3,079,715
Valuation allowance	0	0	0	0	0	9,847,551	0	0
Total	4,604,269	7,590,925	4,242,255	11,530,165	3,177,332	4,719,412	3,803,185	4,363,192

c)

The following table contains information on income tax expense for each period.

	March 31, 2007	March 31, 2006
	ThCh$	ThCh$
Current tax expense (tax allowance)	(3,901,914)	(3,212,272)
Tax expense adjustment (previous period)	0	272,177
Deferred income tax expense/effect over assets or liabilities	(332,326)	(2,347,533)
Amortization of deferred income tax asset and liability complementary accounts	(37,917)	(509,500)
Deferred income tax expense/effect over assets or liabilities due to changes in the valuation allowance	0	2,610,131
Other charges or credits	(26,730)	0
Total	(4,298,887)	(3,186,997)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS

	March 31, 2007	March 31, 2006
	ThCh$	ThCh$
Cross currency swap effects	13,781,105	1,460,601
Supplies	3,143,381	4,383,869
Accrued interest on long-term bonds	1,398,122	1,397,587
Sale-back agreement investments	0	924,654
Wachovia Investment Fund (restricted)	254,689	0
Others	615,783	429,397
Total	19,193,080	8,596,108

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no agreements of this type.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are distributed as follows:

Chile

:

Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espirito Santo and Vitoria.

a) Main Components of Property Plant & Equipment
	Balances at March 31, 2007			Balances at March 31, 2006
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	16,370,084	0	16,370,084	13,097,006	0	13,097,006
Buildings and improvements	86,692,649	(34,345,513)	52,347,136	81,119,523	(31,476,869)	49,642,654
Machinery and equipment	218,190,389	(177,530,842)	40,659,547	215,330,889	(166,517,325)	48,813,564
Other property, plant and equipment	213,365,152	(179,192,157)	34,172,995	206,498,563	(176,012,230)	30,486,333
Technical reappraisal of property, plant & equipment	2,060,313	(624,830)	1,435,483	2,062,160	(622,344)	1,439,816
Total	536,678,587	(391,693,342)	144,985,245	518,108,141	(374,628,768)	143,479,373

b) Other fixed assets
	Balances at March 31,
	2007	2006
	ThCh$	ThCh$
Containers	120,985,611	112,581,314
Refrigerating equipment, promotional items and other minor assets	57,353,689	56,881,706
Furniture and tools	7,761,208	4,089,900
Other	27,264,644	32,945,643
Total other property, plant and equipment	213,365,152	206,498,563

c) Technical Reappraisal

	Balances at March 31,			Balances at March 31,
	Assets	Accumulated Depreciation	Net property, plant & equipment	Assets	Accumulated Depreciation	Net property, plant & equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,375,911	0	1,375,911	1,377,091	0	1,377,091
Buildings and improvements	192,626	(135,812)	56,814	192,853	(130,228)	62,625
Machinery and equipment	491,776	(489,018)	2,758	492,216	(492,116)	100
Total	2,060,313	(624,830)	1,435,483	2,062,160	(622,344)	1,439,816

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 7,177,805 (ThCh$7,577,846 in 2006) of which ThCh$ 5,382,385 (ThCh$6,418,706 in 2006) are included under Operating Costs and
ThCh$ 1,795,420 (ThCh$ 1,159,140 in 2006) under Sales and Administrative Expenses in the income statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1.

Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

The main changes occurred in the reported periods are described below:

By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, “Andina Inversiones Societarias Dos S.A.”. with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291 and that corresponds to the investment in Envases Multipack Ltda.  The financial impact of this division is recorded beginning January 1, 2006.

By a public deed dated August 31, 2006 Andina Inversiones Societarias Dos S.A. changed its corporate name to Andina Inversiones Societarias Dos Ltda. (thus becoming a limited responsibility corporation).

On November 15, 2006 Embotelladora Andina S.A. acquired 0.0001% of the social rights of Andina Inversiones Societarias Dos Ltda., consequently the company has been completely merged into Embotelladora Andina since 100% ownership interest is now held by Embotelladora Andina.  Likewise, Envases Multipack Ltda. is now fully merged into Embotelladora Andina since it originally held 5% and Andina Inversiones Societarias Dos Ltda. held the remaining 95%.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

		2007	2006
		ThCh$	ThCh$
Envases CMF S.A.	Purchase of containers	(203,695)	(228,601)
Envases Central S.A.	Purchase of finished products	(3,223)	(12,360)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$216 million.

The following table presents a detail of the investments in related companies and the related direct participation in equity and unrealized results at each period end.

			Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Book value of investment
Company	Country	Functional Currency	Number of Shares	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	Chile	Ch$	28,000	50.00	50.00	35,515,927	35,261,810	1,371,922	1,036,563	482,265	289,681	17,757,964	17,630,905	1,038,869	1,112,726	16,719,095	16,518,179
ENVASES CENTRAL S.A.	Chile	Ch$	1,499,398	49.91	49.91	4,426,936	4,546,577	(34,929)	45,652	(20,656)	10,425	2,209,484	2,269,197	225,447	225,640	1,984,037	2,043,558
KAIK PARTIPACOES	Brazil	US$	16,098,919	11.32	11.32	14,547,028	12,826,183	49,904	(300,855)	5,649	(34,055)	1,646,680	1,451,885	0	0	1,646,680	1,451,885
CICAN S.A.	Argentina	US$	3,040	15.20	15.20	7,106,664	7,830,525	(792,309)	516,811	(120,431)	78,555	1,080,213	1,190,240	0	0	1,080,213	1,190,239
CENTRALLI REFRIGERANTES S.A.	Brazil	US$	3,005	25.00	25.00	0	0	0	0	(20,060)	(9,529)	0	0	0	0	0	0
TOTALS												22,694,341	22,542,227	1,264,316	1,338,366	21,430,025	21,203,861

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 – GOODWILL AND NEGATIVE GOODWILL

	March 31, 2007		March 31, 2006
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
Company	ThCh$	ThCh$	ThCh$	ThCh$

RIO DE JANEIRO REFRESCOS LTDA.	906,422	41,126,649	908,353	44,848,349
EMBOTELLADORA DEL ATLANTICO S.A.	706,241	25,468,616	707,782	28,355,329
VITAL S. A.	36,706	491,873	16,532	644,759
TOTAL	1,649,369	67,087,138	1,632,667	73,848,437

NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

	March 31,
	2007	2006
	ThCh$	ThCh$
Bonds
Celulosa Arauco S.A.	12,296,180	12,298,760
Enap S.A.	9,510,950	9,640,946
Endesa S.A.	8,139,176	8,216,200
Chile Soberano	7,721,798	7,768,520
Compañía Manufacturera de Papeles y Cartones S.A.	7,470,601	7,474,287
Teléfonos de México S.A.	7,211,210	7,224,731
Petróleos Mexicanos S.A.	6,360,546	7,641,449
Codelco S.A.	5,477,208	5,540,047
México Soberano	4,997,217	5,045,965
Federal Home Loan Bank (FHLB)	2,701,738	2,708,682
Raytheon Company	2,188,373	2,198,409
International Paper Company	2,156,840	2,161,547
Brasil Telecom S.A.	2,131,829	2,198,117
Altria Group	1,228,787	1,246,107
United States Treasury Notes	1,110,614	0
Alcoa Inc.	1,098,453	1,104,313
CLN Endesa -Deutsche Bank A.G.	5,392,100	5,403,869
CLN GMAC - Deutsche Bank A.G.	0	1,750,853
CLN Ford-Deutsche Bank A.G.	0	1,621,161
Cross Currency Swap	11,043,859	24,475,950
Judicial Deposits (Brazil)	5,661,433	4,790,118
Issuance Bond Placement	2,909,750	3,257,671
Prepaid expenses	2,906,454	1,808,358
Spare parts	2,899,576	2,074,602
Non operating assets	1,208,415	119,449
Others	1,611,158	1,478,242

Total	115,434,265	129,248,353

NOTE 19 - SHORT-TERM BANK LIABILITIES

a)

Short Term

	Currency or Indexation Adjustment
	US Dollars		Other foreign currencies		TOTAL
Bank or Financial Institution	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BANCO CITIBANK N.A.	0	6,025,174	0	0	0	6,025,174
DEXIA BANK BELGIUM	0	22,506,297	0	0	0	22,506,297
BANCO ITAÚ	0	0	0	1,003,770	0	1,003,770
Total	0	28,531,471	0	1,003,770	0	29,535,241
Outstanding Balance	0	6,025,174	0	1,003,770	0	7,028,944
	March 31, 2007	March 31, 2006
Annual average interest rate (%)		5.14%

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	0.00

b)

Long term – Portion Short Term

	Currency or indexation adjustment
	Other foreign currencies		TOTAL
Bank	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO BOSTON	0	136,967	0	136,967
BANCO SANTANDER	336,884	371,110	336,884	371,110
BANCO ALFA	115,208	0	115,208	0
Total	452,092	508,077	452,092	508,077
Principal Due	452,092	501,340	452,092	501,340

	Other foreign currencies
	March 31, 2007	March 31, 2006
Average annual interest rate	15.66%	12.49%

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	0.00

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

		Years to Maturity
Bank or Financial Institution	Currency	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	Total long term at March 31, 2007	Average annual interest rate %	Total long term at March 31, 2006
		ThCh$	ThCh$		ThCh$		ThCh$
BANCO ALFA	Other Currencies	109,838	109,839	109,839	329,516	15.59%	0
BANCO BOSTON	Other Currencies	0	0	0	0		12,225
BANCO SANTANDER	Other Currencies	0	0	0	0		393,401
	Total	109,838	109,839	109,839	329,516		405,626
Foreign currency liabilities (%)	100.00

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Nominal Value	Currency	Interest rate	Final Maturity	Term		Par Value		Placement in Chile or abroad
				%		Interest paid	Amortization period	March 31, 2007	March 31, 2006
Current portion of bonds payable
YANKEE BONDS	A	32,076,000	US$	7.000	October 1, 2007	HALF YEARLY	10 Years	17,295,700	0	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	October 1, 2027	HALF YEARLY	30 Years	0	0	ABROAD
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	HALF YEARLY	JUN.2007	12,496,418	12,761,577	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	HALF YEARLY	DEC.2009	1,449,713	1,451,797	CHILE
Total current maturities								31,241,831	14,213,374
--------
Long term portion of bonds payable
YANKEE BONDS	A	32,076,000	US$	7.000	October 1, 2007	HALF YEARLY	10 Years	2,156,840	17,333,449	ABROAD
YANKEE BONDS	B	4,000,000	US$	7.625	October 1, 2027	HALF YEARLY	30 Years	0	2,161,547	ABROAD
Register 254 SVS June 13, 2001	A	990,000	UF	6.200	June 1, 2008	HALF YEARLY	JUN.2007	6,063,096	18,215,389	CHILE
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.500	June 1, 2026	HALF YEARLY	DEC.2009	67,979,989	68,077,733	CHILE
Total long term maturities								76,199,925	105,788,118

NOTE 23 - PROVISIONS AND WRITE-OFFS

	Short Term		Long Term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Staff severance indemnities	818,576	449,356	5,649,655	5,204,171
Contingencies	79,444	68,313	2,856,742	9,302,231
Taxation on banking transactions & social contribution(Brazil)	2,178,362	0	9,017,177	9,979,080
TOTAL	3,076,382	517,669	17,523,574	24,485,482

NOTE 24 - STAFF SEVERANCE INDEMNITIES

	2007	2006
	ThCh$	ThCh$
Beginning balance	6,227,968	5,621,561
Provision for the period	287,941	203,706
Payments	(47,678)	(171,740)
Ending balance	6,468,231	5,653,527

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

Minority Interest

	2007	2006
LIABILITIES	ThCh$	ThCh$

Vital Aguas S. A.	1,206,762	1,198,321
Embotelladora del Atlántico S. A.	21,018	19,399
Andina Inversiones Societarias S.A.	39	60
	1,227,819	1,217,780

	2007	2006
INCOME STATEMENT	ThCh$	ThCh$

Vital Aguas S. A.	(53,594)	(72,095)
Embotelladora del Atlántico S. A.	(782)	(889)
Andina Inversiones Societarias S.A.	(3)	(1)
	(54,379)	(72,985)

NOTE 27 - CHANGES IN SHAREHOLDERS’ EQUITY

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	March 31, 2007						March 31, 2006
	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Capital Revalued Reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	202,060,999	0	1,750,275	10,005,036	(13,438,065)	74,355,094	197,904,994	0	(201,145)	26,334,355	(11,640,959)	56,039,346
Distribution of prior-year income	0	0	0	60,917,029	13,438,065	(74,355,094)	0	0	0	44,398,387	11,640,959	(56,039,346)
Translation adjustment reserve	0	0	1,680,698	0	0	0	0	0	3,754,495	0	0	0
Capital revalued	0	404,122	3,501	141,843	0	0	0	(593,715)	604	(212,197)	0	0
Income for the period	0	0	0	0	0	22,258,689	0	0	0	0	0	21,034,955
Ending balance	202,060,999	404,122	3,434,474	71,063,908	0	22,258,689	197,904,994	(593,715)	3,553,954	70,520,545	0	21,034,955
Price level restated balances							203,248,429	(609,745)	3,649,911	72,424,600	0	21,602,899

Changes in Shareholders’ Equity Number of Shares
Series	Subscribed Shares	Paid in shares	Number of shares with voting rights

A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

	Changes in Shareholders’ Equity Capital (ThCh$)
Series	Subscribed Capital	Paid in Capital
	ThCh$	ThCh$
A	101,030,500	101,030,500
B	101,030,499	101,030,499

Other Reserves

Balance of Other Reserves is composed as follows
	March 31,
	2007	2006
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	2,423,423	2,637,990
Reserve for technical reappraisal of property, plant and equipment	63,259	168,511
Other	947,792	843,410
Total	3,434,474	3,649,911

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

	Balance	Foreign exchange generated during the period	Reserve Release / Realized (*)	Balance
Company	January 1, 2007	Investment		March 31, 2007
	ThCh$	ThCh$		ThCh$
Rio de Janeiro Refrescos Ltda.	(784,132)	949,407	(13,130)	152,145
Embotelladora del Atlántico S. A.	1,526,854	744,424	0	2,271,278
Total	742,722	1,693,831	(13,130)	2,423,423

Reserve realized in the amount of ThCh$(-13,130), resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. for a total amount of ThUS$16,670

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

	For the period ended March 31,
	2007	2006
	ThCh$	ThCh$
Other non-operating income during the period was as follows:
Realization of deposits in guaranty over containers	0	811,601
Conversion adjustment reserve realized (2)	13,130	0
Other Income	13,704	77,624
Sub-total	26,834	889,225
Translation of Financial Statements (1)	501,879	558,947
Total	528,713	1,448,172
Other non-operating expenses during the period was as follows:
Obsolescence and write-offs of property, plant and equipment	(24)	(5,019)
Loss on sale of property, plant and equipment	(383,223)	(674,556)
Provision for labor and commercial lawsuits	(128,016)	(127,766)
Conversion adjustment reserve realized (2)	0	(166,592)
Others	(137,253)	(125,355)
Total	(648,516)	(1,099,288)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. during the months of March 2007

NOTE 29 - PRICE-LEVEL RESTATEMENT

		March 31, 2007	March 31, 2006
		ThCh$	ThCh$

Assets - (charges)/credits	Index
Inventories	CPI	(80,628)	(245,677)
Property, plant and equipment	CPI	146,103	(223,085)
Investments in related companies	CPI	352,615	(434,977)
Cash, Time Deposits, Marketable Securities	CPI	(7,565)	(21,863)
Trade Accounts Receivable, Notes Receivable, Other Receivables	UF	8	(9)
Trade Accounts Receivable, Notes Receivable, Other Receivables	CPI	0	(29)
Accounts payable from related companies - short term	CPI	102,699	(113,829)
Recoverable taxes	CPI	(4,643)	(8,929)
Other current assets	UF	34,641	(589)
Other current assets	CPI	(33,602)	19,701
Goodwill	CPI	0	(2,468)
Other long term assets	UF	355	0
Other long term assets	CPI	449,563	(270,970)
Cost and expense accounts	CPI	(16,357)	(17,058)
Total (charges) credits		943,189	(1,319,782)

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(549,466)	827,051
Short and long term bank liabilities	UF	(170,808)	323,769
Short and long term bonds payable	CPI	(341,074)	56,965
Accounts payable to related companies	UF	0	3,006
Other current liabilities	UF	(358)	551
Other current liabilities	CPI	(76,170)	(113,630)
Other long term liabilities	CPI	(22,763)	5,087
Income accounts	CPI	20,590	21,584
Total (charges) credits		(1,140,049)	1,124,383

Price-level restatement (loss ) gain	(196,860)	(195,399)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

	Currency	March 31, 2007	March 31, 2006
		ThCh$	ThCh$
Assets - (charges)/credits
Cash	US$	(38,307)	67,292
Time deposits	US$	170	524
Marketable securities	US$	60,710	526,509
Other receivables	US$	93	235,734
Short term notes and accounts receivable related companies	US$	695,237	1,892,669
Inventories	US$	(14,594)	30,684
Other current assets	US$	122,958	78,812
Property, plant & equipment	US$	1,013	2,212
Other assets	US$	742,755	2,712,646
Total (charges) credits	US$	1,570,035	5,547,082

Liabilities - (Charges) / credits
Bonds payable	US$	(34,602)	(111,659)
Accounts payable	US$	(271)	7,403
Provisions	US$	(7,608)	4,253
Bonds payable-long term	US$	(207,625)	(563,810)
Other current liabilities	US$	(15,751)	965
Notes and accounts payable related companies-long term	US$	5,916	0
Total (charges) credits	US$	(259,941)	(662,848)
Foreign exchange gain (loss) on income	US$	1,310,094	4,884,234

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2006 and 2005.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$3,271,612.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2007 amounted to ThCh$94,306 and ThCh$100,655 in 2006.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	2007	Maturity Date	2006	Maturity Date
	ThCh$		ThCh$
Expected Cash Flows
Expenses

Dividend payments	(8,876,966)	26-Apr-07	(5,312,577)	27-Apr-06
Additions to property, plant and equipment	(3,466,386)	15-May-07	(719,424)	15-May-06
Additions to property, plant and equipment	(248,124)	31-May-07	(150,411)	30-Jun-06
Additions to property, plant and equipment	(11,262)	30-Jun-07	(84,980)	15-Sep-06
Additions to property, plant and equipment	(643,162)	30-Apr-07	(91,693)	30-Apr-06
Additions to property, plant and equipment	0		(32,192)	31-May-06
Additions to property, plant and equipment	0		(29,029)	18-Jun-06
Total expenses	(13,245,900)		(6,420,306)

Income
Sale of property, plant and equipment	22,860	15-May-07	6,315	15-May-06
Total Income	22,860		6,315

Total Net	(13,223,040)		(6,413,991)

NOTE 34 - DERIVATIVE CONTRACTS

						Hedged item or transaction			Assets/liabilities		Effect on income
Derivative	Contract	Value	Maturity Period	Specific Item	Position purchase / sale	Concept	Amount	Hedged item value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
SWAP	CCPE	2,705,992	3Q07	US$ Exchange Rate	S	Long term bonds US$	2,747,465	2,710,695	Other current and long term assets	1,134,634	(55,248)	65,978
SWAP	CCPE	41,629,259	4Q07	US$ Exchange Rate	S	Long term bonds US$	47,599,704	40,440,750	Other current and long term assets	9,027,984	(319,562)	1,265,062
SWAP	CCPE	8,112,414	1Q08	US$ Exchange Rate	S	Long term bonds US$	10,456,161	8,115,869	Other current and long term assets	3,403,054	(143,447)	229,528
SWAP	CCPE	8,399,207	2Q08	US$ Exchange Rate	S	Long term bonds US$	11,100,360	8,447,157	Other current and long term assets	3,520,472	(3,110)	647,163
SWAP	CCPE	13,236,380	3Q08	US$ Exchange Rate	S	Long term bonds US$	16,771,453	13,278,538	Other current and long term assets	5,453,744	(213,803)	673,089
SWAP	CCPE	5,462,759	1Q13	US$ Exchange Rate	S	Long term bonds US$	7,260,554	5,528,737	Other current and long term assets	2,285,076	(87,367)	1,015,123
FR	CCTE	3,997,565	2Q07	US$ Exchange Rate	P	Suppliers foreign currency	4,101,231	0	Other current assets and liabilities	101,937	0	101,937
FR	CCTE	16,180,062	2Q07	US$ Exchange Rate	S	Dividends Payable	15,865,250	0	Other current assets and liabilities	314,812	0	(314,812)
FR	CCTE	893,749	2Q07	US$ Exchange Rate	S	Suppliers foreign currency	916,906	0	Other current assets and liabilities	22,757	0	(22,757)
FR	CCTE	3,349,877	3Q07	US$ Exchange Rate	P	Suppliers foreign currency	3,434,768	0	Other current assets and liabilities	81,367	0	81,367
FR	CCTE	964,126	3Q07	US$ Exchange Rate	S	Suppliers foreign currency	988,558	0	Other current assets and liabilities	23,417	0	(23,417)
FR	CCTE	5,330,480	4Q07	US$ Exchange Rate	P	Suppliers foreign currency	5,461,658	0	Other current assets and liabilities	186,420	0	186,420
FR	CCTE	1,262,989	4Q07	US$ Exchange Rate	S	Suppliers foreign currency	1,294,064	0	Other current assets and liabilities	44,269	0	(44,269)
FU	CCPE	413,817	2Q07	Raw Material Prices	S	Future purchases raw materials	448,080	395,886	Other current assets	36,807	0	36,807
FU	CI	129,976	2Q07	Raw Material Prices	S	Future purchases raw materials	0	0	Other current assets	25,150	165	0
FU	CCPE	422,091	3Q07	Raw Material Prices	S	Future purchases raw materials	459,453	391,292	Other current assets	44,294	0	44,294
FU	CI	355,504	3Q07	Raw Material Prices	S	Future purchases raw materials	0	0	Other current assets	74,503	522	0
FU	CCPE	823,111	4Q07	Raw Material Prices	S	Future purchases raw materials	905,383	761,192	Other current assets	67,376	0	67,376
FU	CI	326,882	4Q07	Raw Material Prices	S	Future purchases raw materials	0	0	Other current assets	70,954	539	0
FU	CCPE	498,887	1Q08	Raw Material Prices	S	Future purchases raw materials	551,762	468,088	Other current assets	82,025	0	82,025
FU	CI	421,706	1Q08	Raw Material Prices	S	Future purchases raw materials	0	0	Other current assets	84,082	688	0

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.

Litigation and other legal actions:

Andina and its subsidiaries are involved or likely to be involved in material judicial or out-of-court litigation that, in the opinion of its legal advisors, could result in relevant gains or losses for the Company..

Current lawsuits and other legal actions are described below.

1)

Vital S.A.

The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses.  At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses.  The company’s legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,851,597(ThCh$1,779,454 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$938,756 (ThCh$17,501,999 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$47,847 (ThCh$68,313 in 2006).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at March 31, 2007 are presented on the following table:

	Debtor			Assets involved		Balances pending at end of period March 31
Guarantee creditor	Name	Relation	Type of guarantee	Type	Book value	2007	2006
					ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate Deposit	12,143,666	10,679,401	10,146,493
UNIAO FEDERAL	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real Estate Deposit	0	0	68,835
ADUANA DE BUENOS AIRES	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty	Inventories	2,240,331	0	3,536,710
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty	Inventories	10,088	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent Company	Guaranty Receipt	Agreement	0	161,763	162,116
FIDAE 2006	EMBOTELLADORA ANDINA S.A.	Parent Company	Rental Space	Rental Space	0	0	4,600

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction
			ThCh$
Russel W. Coffin	Subsidiary	Letter of Credit	45,019,908	USD	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	USD	Purchase of Rio de Janeiro Refrescos Ltda.
Other clients	Subsidiary	Deposits	2,151,853	USD	Guaranty over containers
Soc. Com. Champfer	Subsidiary	Mortgage	1,038,822	USD	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	USD	Supplier Agreement
Mac Coke Dist. Beb.	Subsidiary	Mortgage	585,252	USD	Distributor credit
Franciscana Dist.	Subsidiary	Mortgage	516,972	USD	Distributor credit
Dist. Real Cola (Apucarana)	Subsidiary	Mortgage	507,218	USD	Distributor credit
Zulmer Comércio de Bebidas	Subsidiary	Mortgage	414,553	USD	Distributor credit
ASXT Fluminense Distrib.Bebidas	Subsidiary	Mortgage	351,151	USD	Distributor credit
Motta Distribuidora de Beb	Subsidiary	Mortgage	317,011	USD	Distributor credit
Aguiar Distrib.de Bebidas Ltda	Subsidiary	Mortgage	292,626	USD	Distributor credit
Rosas de Casimiro	Subsidiary	Mortgage	277,995	USD	Distributor credit
Clauver Nova Dist Beb Ltda	Subsidiary	Mortgage	170,698	USD	Distributor credit
Catering Argentina S.A.	Subsidiary	Guaranty	126,714	USD	Supplier

NOTE 37 - LOCAL AND FOREIGN CURRENCY  -   ASSETS

		March 31, 2007	March 31, 2006
	Currency	Amount	Amount
		ThCh$	ThCh$
Current Assets
Cash	Non-indexed Ch$	6,802,689	3,017,913
-	US$	6,645,431	6,667,492
-	AR$	836,158	1,653,445
-	R$	4,207,535	4,108,981
Time Deposits	R$	200,402	3,859,369
-	Non-indexed Ch$	0	29,750,604
-	US$	3,386,185	22,750,192
	EURO	0	10,036,214
Marketable Securities	Non-indexed Ch$	15,743,194	10,978,089
-	US$	28,709,102	4,621,610
-	R$	(37,627)	2,342,768
-	AR$	2,280,158	0
Trade Accounts Receivable	Non-indexed Ch$	13,898,615	12,519,159
-	US$	1,010,468	766,211
-	AR$	1,553,962	1,252,660
-	R$	12,291,379	8,293,229
Notes Receivable	Non-indexed Ch$	5,793,543	5,121,132
-	AR$	241,568	317,227
-	R$	2,849,485	1,958,876
Other debtors	Non-indexed Ch$	1,806,108	2,306,711
-	US$	578,653	10,254,070
-	AR$	950,594	631,354
-	R$	6,662,252	6,892,934
Notes receivable related companies	Non-indexed Ch$	1,442,763	1,274,194
-	R$	0	321,521
Inventories	Non-indexed Ch$	2,043,488	1,930,181
-	Indexed Ch$	2,722,420	2,992,457
-	US$	1,661,035	2,186,113
-	AR$	4,909,740	3,146,201
-	R$	10,956,399	7,799,878
Recoverable taxes	Indexed Ch$	401,937	363,108
-	AR$	1,124,609	1,264,687
-	R$	6,068,013	5,794,504
-	US$	1,384,699	752,978
Prepaid expenses	Non-indexed Ch$	1,017,505	1,673,337
-	US$	13,601	125,725
-	AR$	240,353	194,357
-	R$	529,039	258,931
Deferred Taxes	Non-indexed Ch$	87,189	0
-	AR$	274,825	0
Other Current assets	Non-indexed Ch$	2,113,967	1,445,556
-	US$	14,738,944	3,575,627
-	AR$	676,391	1,804,014
-	R$	1,663,778	1,770,911
Property, plant and equipment
Property, plant and equipment	Indexed Ch$	63,847,816	64,090,028
-	US$	81,137,429	79,389,345
Other assets
Investment in related companies	Indexed Ch$	16,719,094	18,561,738
-	US$	1,080,214	1,190,240
-	R$	3,630,717	1,451,883
Investment in other companies	US$	13,552	13,582
-	Indexed Ch$	42,649	42,686
Goodwill	Indexed Ch$	491,873	644,759
-	US$	66,595,265	73,203,678
Long term debtors	AR$	18,104	30,646
-	Indexed Ch$	20,499	61,585
Notes receivable related companies	Indexed Ch$	36,176	34,831
Intangibles	US$	430,378	431,318
Amortization	US$	(264,635)	(249,762)
Others	Non-indexed Ch$	5,663,172	5,791,842
-	US$	95,292,807	115,719,914
-	AR$	4,078,951	2,564,370
-	R$	7,552,287	5,118,828
-	Indexed Ch$	2,847,048	53,399
Deferred Taxes	AR$	0	356,220
Total Assets	Non-indexed Ch$	56,412,233	75,808,718
	US$	302,413,128	321,398,333
	AR$	17,185,413	13,215,181
	R$	56,573,659	49,972,613
	EURO	0	10,036,214
	Indexed Ch$	87,129,512	86,844,591

NOTE 37 - LOCAL AND FOREIGN CURRENCY -  SHORT-TERM LIABILITIES

	Currency	Up to 90 days				90 days to 1 year
		March 31, 2007		March 31, 2006		March 31, 2007		March 31, 2006
		Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate	Amount	Int. Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short term bank liabilities	Non-Indexed Ch$	0		6,025,174	7.00	0		0
-	US$	0		0		0		22,506,297	6.51
-	R$	0		1,003,770		0		0
Long term bank liabilities	R$	0		0		452,092	15.66	508,077	12.49
Bonds payable	Indexed Ch$	7,883,051	6.20	8,141,578	6.20	6,063,080	6.20	6,071,793	6.20
-	US$	0		0		17,295,700	7.00	0
Dividends payable	Non-Indexed Ch$	215,700		221,385		0		0
Accounts payable	Non-Indexed Ch$	18,119,465		18,432,375		0		0
	US$	1,445,009		677,933		0		0
	AR$	5,647,590		6,344,632		0		0
	R$	11,120,028		10,859,646		0		0
-	Other Currencies	0		15,199		0		0
Other creditors	US$	219,063		0		0		0
-	AR$	46,632		54,585		76,049		47,893
	R$	4,579,202		3,420,000		0		0
-	Non-Indexed Ch$	8,684		0		0
Notes and accounts payable related companies	Non-Indexed Ch$	3,607,589		5,068,815		0		0
-	US$	0		146,314		0		0
	AR$	1,578,610		0		0		0
	R$	3,587,816		1,201,245		0		0
Provisions	Non-Indexed Ch$	866,438		517,669		0		0
Withholdings	R$	0		0		2,209,944
	Non-Indexed Ch$	5,720,153		5,208,344		0		0
-	AR$	3,866,992		3,106,725		0		0
-	R$	0		0		2,365,598		3,636,452
-	Other Currencies	0		81,974		0		0
Income Tax Provision	Non-Indexed Ch$	3,068,891		2,689,785		0		0
	AR$	1,632,032		0		0		208,740
-	R$	0		0		1,038,366		1,575,408
Unearned Income	Non-Indexed Ch$	544,034		507,231		0		0
Deferred Taxes	$AR	0		0		0		117,646
	Non-Indexed Ch$	0		508,207		0		0
Other current liabilities	Non-Indexed Ch$	4,084,431		3,279,340		0		0
Total Current Liabilities
	Non-Indexed Ch$	36,235,385		42,458,325		0		0
	US$	1,664,072		824,247		17,295,700		22,506,297
	AR$	12,771,856		9,505,942		76,049		374,279
	R$	19,287,046		16,484,661		6,066,000		5,719,937
	Indexed Ch$	7,883,051		8,141,578		6,063,080		6,071,793
	Other Currencies	0		97,173		0		0

NOTE 37 - LOCAL AND FOREIGN CURRENCY -  SHORT-TERM LIABILITIES

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Current portion of long term bank liabilities	R$	329,516		0		0		0
Bonds payable	US$	0		0		0		2,156,856	7.63
-	Indexed Ch$	8,062,492	6.27	7,997,646	6.50	19,994,114	6.50	37,988,817	6.50
Other creditors	AR$	111,289		0		0		0
-	R$	0		30,874		0		0
Notes and accounts payable related companies	Non indexed Ch$	3,457,140		0		0		0
Provisions	Non indexed Ch$	682,608		0		0		4,967,047
-	AR$	1,851,597		0		0		0
-	R$	10,022,322		0		0		0
Deferred taxes	Non indexed Ch$	0		0		860,461		0
-	AR$	0		324,229		0		0
-	R$	2,754,550		0		0		0
Other liabilities	Non indexed Ch$	0		0		5,428,570		0
-	AR$	0		217,084		1,953,755		0
-	R$	2,730,728		0		0		0
Total Long term liabilities
	R$	15,837,116		30,874		0		0
	US$	0		0		0		2,156,856
	Indexed Ch$	8,062,492		7,997,646		19,994,114		37,988,817
	AR$	1,962,886		541,313		1,953,755		0
	Non indexed Ch$	4,139,748		0		6,289,031		4,967,047

NOTE 37 - LOCAL AND FOREIGN CURRENCY -  LONG TERM LIABILITIES  AS OF MARCH 31, 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %	Amount	Average int rate %
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	R$	405,626	12.49%	0		0		0
Bonds Payable	US$	17,333,449	7.00%	0		0		2,161,565	7.625%
-	Indexed Ch$	18,215,389	6.20%	6,006,857	6.50%	20,022,857	6.50%	42,048,001	6.50%
Other creditors	AR$	103,827		0		0		0
	R$	0		77,359		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,838,273		0		0		0
Provisions	Indexed Ch$	0		0		0		5,156,255
-	Non-indexed Ch$	47,916		0		0		0
-	AR$	1,779,312		0		0		0
-	R$	17,501,999		0		0		0
Other liabilities	Non-indexed Ch$	0		4,704,270		0		0
	AR$	0		209,164		1,882,479		0
	R$	2,062,943		0		0		0
Total long term liabilities
	R$	19,970,568		77,359		0		0
	US$	17,333,449		0		0		2,161,565
	Indexed Ch$	18,215,389		6,006,857		20,022,857		42,048,001
	AR$	1,883,139		209,164		1,882,479		0
	Non-indexed Ch$	3,886,189		4,704,270		0		0
	Indexed Ch$	0		0		0		5,156,255

 NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

Shareholders’ Meeting Resolutions

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 17, 2007 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 155, on account of the fiscal year ending December 31, 2006:

•

Ch$11.120 (eleven pesos and one hundred and twenty cents) per Series A shares; and

•

Ch$12.232 (twelve pesos and two hundred and thirty two cents) per Series B shares.

This dividend will be available to shareholders beginning April 26, 2007. Regarding payment of this dividend, the Shareholders’ Registry will close on April 20, 2007.

2.

The distribution of an Additional Dividend N° 156 on account of retained earnings:

•

Ch$65.190 (sixty five pesos and one hundred and ninety cents) per Series A shares; and

•

Ch$71.709 (seventy one pesos and seven hundred and nine cents) per Series B shares.

This dividend will be available to shareholders beginning July 5, 2007. Regarding payment of this dividend, the Shareholders Registry will close on June 28, 2007.

3.

The Meeting acknowledged and approved the amendment of the Company’s dividend safeguard and payment procedures that will be in full force and effect beginning with the previously mentioned Final Dividend N° 155.  Current payment procedures, consisting of the payment of dividends within the first seven days at the Company’s corporate domicile and the following days at the offices of DCV, will no longer continue.  The payment of dividends will now solely take place at the offices of DCV, located at Huérfanos 770, 22nd floor, Santiago, in coordination with Banco de Crédito e Inversiones S.A. (“BCI”).  Hence, the new dividend payment procedure considers the participation of DCV Registros S.A., BCI and our Company.

Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 24, 2007:

1.

Mr. Juan Claro was ratified in his position of Chairman of the Board of the Company.

2.

Mr. Salvador Said Somavía was appointed new Vice-Chairman of the Board of the Company.

3.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

4.

The current composition of the Article 50-bis Directors Committee (pursuant to the Companies Law) was ratified, which will continue to be comprised of Regular Directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

5.

The current composition of the Audit Committee under U.S. the Sarbanes–Oxley Act was ratified, which will continue to be comprised of regular directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

6.

Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or person authorized to receive notifications in absence of Mr. Renato Ramírez Fernández, General Manager.

There are no matters to be reported which have occurred between the closing period of March 31, 2007 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 – ENVIRONMENT

The Company has disbursed ThCh$696,138 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$2,585,311.

I.

ANALYSIS OF THE FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007.

Highlights

Consolidated operating income reached US$53.2 million during the first quarter of 2007, 14.8% growth when compared to the first quarter of 2006. Operating margin was 18.0%.

Consolidated sales volume grew 6.3% during the quarter, reaching 114.1 million unit cases.

During the quarter consolidated EBITDA totaled US$66.5 million, representing an increase of 10.1% compared to the first quarter of 2006. EBITDA margin was 22.5%.

Net income for the period reached US$41.3 million, 3.0% higher than the first quarter of 2006.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“We began 2007 with very good results. Particularly, our operation in Argentina had an exceptional performance during the quarter, of which we are proud.  We are optimistic regarding the Company’s solid cash generation capacity for the remainder of 2007.”

CONSOLIDATED SUMMARY

First Quarter 2007 vs. First Quarter 2006

Andina achieved solid results in the first quarter of 2007 as a result of volume growth, an increase in real prices and positive macroeconomic environments in each market where the Company operates. The 4.4% average appreciation of the Brazilian real had a positive impact on the Company’s dollar-denominated costs.  The Argentine peso and the Chilean peso remained relatively stable, depreciating on average 1.2% and 2.7%, respectively.

Consolidated sales volume for the first quarter of 2007 reached 114.1 million unit cases, an increase of 6.3% compared to the first quarter of 2006.  Our three franchises contributed to this growth at different rates:  Chile 5.5%; Brazil 4.6% and Argentina 9.9%.

As a result of higher volumes, price adjustments in each of the three countries, and a favorable exchange rate in Brazil upon translating figures, net sales amounted to US$295.4 million, a 14.0% improvement compared to the first three months of 2006.

Cost of sales per unit case increased 5.5%, mainly due to higher costs of certain raw materials such as sugar and increased labor costs, offset by the appreciation of the Brazilian real.

SG&A increased 17.1% due to higher volumes and increased freight fees resulting from higher fuel prices.

Consolidated operating income amounted to US$53.2 million, a 14.8% increase compared to the US$46.3 million reported in the same period of 2006. Operating margin was 18.0%, an increase of 10 basis points.

Finally, consolidated EBITDA amounted to US$66.5 million, a 10.1% improvement compared to the same period of the previous year. EBITDA margin was 22.5%, an increase of 80 basis points.

SUMMARY BY COUNTRY

CHILE

First Quarter 2007 vs. First Quarter 2006

During the first quarter of 2007, sales volume amounted to 38.9 million unit cases reflecting growth of 5.5%.  Soft Drinks increased 5.5%; Waters remained in line with the previous year, while Juices increased 16.8%. The launch of Andina Gold 100% Naranja focused on the natural juice market, and Nestea (ready-to-drink tea) Lemon, Lemon Light and Peach flavors contributed to the growth in the Juice segment.  In the Soft Drinks segment the Light category was enhanced with the launch of Coca-Cola Zero.

Net sales amounted to US$110.4 million, growth of 6.3%.  This increase was a result of higher volumes and price increases, offset by the mix effect on income per unit case from the Juice and Waters categories.

Cost of sales per unit case decreased 1.0%. This lower cost is best explained by lower costs of PET resin and a lower depreciation, given that the useful life period of certain fixed assets came to an end.

Operating income amounted to US$28.3 million, an increase of 12.0% versus 2006. Operating margin was 25.7%, an increase of 130 basis points regarding the first quarter of 2006.

EBITDA amounted to US$ 33.6 million, 6.2% higher than the US$31.6 million recorded during the same quarter of the previous year.  EBITDA margin was 30.4%, a decrease of 10 basis points regarding the first-three months of 2006.

 BRAZIL

First Quarter 2007 vs. First Quarter 2006

Sales volume for the first quarter of 2007 amounted to 44.3 million unit cases, a 4.6% increase compared to the first three months of 2006.  The low temperatures recorded in January 2007 in Rio de Janeiro, had a strong impact over this figure.

Net sales reached US$123.1 million, a 19.4% increase compared to the same period of 2006, and a 14.1% increase in terms of unit case.  This growth is best explained by price adjustments during the period, in addition to the appreciation of the Brazilian real, which benefited the translation of the Company’s results into U.S. dollars.

Cost of sales per unit case posted growth of 12.6%, best explained by the effect of the conversion of figures (negatively affecting our costs), and increased prices on certain raw materials.

Operating Income reached US$18.5 million, a 14.3% increase, Operating margin was 15.0%, a decrease of 70 basis points.

Finally, EBITDA amounted to US$23.2 million, a 12.6% improvement compared to the US$20.6 million reported in the first quarter of 2006.   EBITDA margin was 18.9%, a decrease of 110 basis points regarding the comparable period.

 ARGENTINA

First Quarter 2007 vs. First Quarter 2006

Sales volume for the quarter reached 30.9 million unit cases, a 9.9% improvement compared to the same period of 2006, supported by the launch of Coca-Cola Zero in the Light category.

Net sales reached US$63.5 million, an increase of 16.4% compared to the US$54.5 million reported in the first quarter of 2006.  The improvement in net sales is best explained by increased volumes and price adjustments that took place during the quarter, which were partially offset by the effect upon translating figures as a result of the depreciation of the Argentine peso (1.2% average for the period.)

Cost of sales per unit case increased 2.1%, best explained by higher labor costs as well as higher costs for certain raw materials, partially offset by the effects upon translating figures.

Operating Income totaled US$ 9.4 million, growth of 32.3%. Operating Margin was 14.8%, an increase of 170 basis points compared to the first quarter of 2006.

EBITDA reached US$12.8 million, an increase of 22.7%. EBITDA margin amounted to 20.1%, an increase of 100 basis points.

NON-OPERATING RESULTS

First Quarter 2007 vs. First Quarter 2006

Non-operating results totaled a loss of (US$3.9 million), which compares negatively to a lower accumulated loss of (US$0.2 million) recorded in the same period of the previous year.

This increased loss in the non-operating result line is best explained by:

•

Financial Expense/Income (Net):  Reflecting a positive variation due to lower losses in the Cross Currency Swap Agreements, resulting from a lower depreciation of the exchange rate during the first quarter 2007 compared to the first quarter 2006.

•

Price Level Restatement: Lower foreign exchange gains due to a lower increase of the exchange rate during the first quarter 2007 compared to the first quarter 2006 over the Company’s U.S. dollar asset position.  Additionally, the U.S. dollar asset position is lower than that of the prior period.

•

Income Taxes:  Increased given (i) the absorption of tax loss carry forwards in Argentina and Brazil, and (ii) increased taxable earnings.

Finally, net income amounted to US$41.3 million, an increase of 3.0% compared to the figure recorded in the first quarter 2006.

ANALYSIS OF THE BALANCE SHEET

As of March 31, 2007, the company’s financial assets amounted to US$ 337.8 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds.  71.6% of total financial investments are U.S. dollar-denominated. Nevertheless, through “Cross-Currency Swaps” agreements entered into during 2003 and 2004, part of the portfolio has been converted to Chilean pesos (UF – Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 16.1%.

On the other hand, the Company’s total debt was US$ 200.7 million, with an average annual rate of 7.07% on U.S. dollar-denominated debt, and an average real annual rate of 6.40% on Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 18.7% of total debt.

As a result, the Company holds a positive net cash position of US$ 137.1 million.

II.

 MAIN INDICATORS

INDICATORS	Unit	mar-07	dic-06	mar-06	Variance
LIQUIDITY
Current Ratio	Times	1.59	1.30	1.68	-0.09
Acid Tests	Times	1.38	1.12	1.52	-0.14
Working Capital	MCh$	17,587	22,229	46,983	-29,396
ACTIVITY
Investments	MCh$	11,414	37,078	7,384	4,030
Inventory turnover	Times	4.02	15.42	4.50	-0.48
Days of inventory on hand	Days	89.55	23.35	80.05	9.49
INDEBTEDNESS
Debt to equity ratio	%	73.69%	86.94%	85.56%	-11.87%
Short-term liabilities to total liabilities	%	48.96%	52.86%	43.87%	5.09%
Long-term liabilities to total liabilities	%	51.04%	47.14%	56.13%	-5.09%
Interest charges coverage ratio	Times	20.32	23.50	15.70	4.62
PROFITABILITY
Return over equity	%	7.75%	27.10%	7.52%	0.23%
Return over total assets	%	4.30%	14.15%	3.94%	0.36%
Return over operating assets	%	9.70%	30.72%	8.36%	1.34%
Operating income	MCh$	28,688	95,387	24,987	3,701
Operating margin	%	18.01%	17.41%	17.89%	0.12%
EBITDA (1)	MCh$	36,817	128,172	35,765	1,052
EBITDA margin	%	23.12%	23.40%	25.60%	-2.49%
Dividends payout ratio - Series A shares	%	5.83%	6.61%	7.25%	-1.42%
Dividends payout ratio - Series B shares	%	5.80%	6.72%	7.55%	-1.75%

EBITDA (1)	Earnings before income taxes, interests, depreciation, amortization
	and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Although solid, liquidity indicators decrease during this period mainly due to the short term reclassification of the US$ 23 million in Yankee Bonds that expire in October of 2007.

Indicators of indebtedness improve mainly due to amortizations of the local bond for an approximate amount of MUS$23 carried out during June 2006 and December 2006.  During the period net financial expenses amounted to Ch$1,378 million and earnings before interests and taxes amounted to Ch$27,990 million, achieving an interest coverage of 20.3 times, significantly higher than the previous period.

Operating profitability indicators and Profitability over Equity benefited from the reasons mentioned in paragraph I.

III.

 ANALYSIS OF BOOK VALUES AND PRSENT VALUE OF ASSETS

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 ANALYSIS OF THE MAIN COMPONENTS OF CASH FLOW

Cash Flow (MCH$)	March 2007 MCh$	March 2006 MCh$	Variation MCh$	Variation %
Operating	37,534	43,695	(6,161)	-14
Financing	(7,850)	(4,712)	(3,138)	-67
Investment	(6,771)	1,660	(8,431)	508
Net cash flow for the Period	22,913	40,643	(17,730)	44

The Company generated positive net cash flow of MCh$22,913 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$37,534 representing a negative variation regarding the previous year which amounted to Ch$6,161 million.  Principally higher BAT payments in the Chilean franchise, specifically resulting from the fact that during 2006 said tax payment during the month of January is significantly reduced through the fiscal credit generated from anticipated sugar purchases and the situation is repeated during the first quarter of 2007.  Additionally during 2007 payments to suppliers are higher than those carried out during 2006 and are partially offset by increased collections from clients.

Financing activities generated a negative cash flow of MCh$7,850 representing a negative variation of MCh$3,138 mainly explained by higher dividend payments and bank loans during 2007 regarding the same period of 2006.

Investment activities generated a negative cash flow of MCh$6,771; with a negative variation of MCh$8,431 regarding the previous year, mainly because during January of 2006  there were collections due to sale of permanent investments given the restructuring of the Water business, which does not occur during 2007.  Additionally, during the first quarter of 2007 there are additions to property, plant and equipment which did not occur during the first quarter of 2006 and that will be destined to improve distribution centers of our Chilean franchise.

V.

 ANALYSIS OF MARKET RISK

Interest Rate Risk

As of March 31, 2006 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

37%

Brazilian real:

42%

Argentine peso:

21%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

MATERIAL EVENTS

During the period January – March 2007, the following material events were filed:

Dividend Distributions for the 2007 period:

Dividend N°	Date Paid	Series A Ch$ per share	Series B Ch$ per share
154	31-Jan-07	5.60	6.16

No other significant events of a financial or any other nature have occurred between March 31, 2007 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions of constant 03/31/07 Chilean Pesos, except per share)

	03/31/2007				03/31/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	38.9	44.3	30.9	114.1	36.9	42.3	28.1	107.3	6.3%
Soft Drink	31.8	42.1	30.5	104.4	30.2	40.5	27.8	98.5	6.1%
Mineral Water	4.1	0.5	0.3	4.9	4.1	0.6	0.3	5.1	-3.4%
Juices	3.0	0.7	0.1	3.8	2.6	0.4	0.0	2.9	28.9%
Beer	NA	1.0	NA	1.0	NA	0.9	NA	0.9	15.9%

NET SALES	59,536	66,359	34,232	159,268	56,025	55,568	29,412	139,689	14.0%
COST OF SALES	(32,819)	(37,742)	(20,814)	(90,516)	(31,417)	(32,030)	(18,548)	(80,679)	12.2%
GROSS PROFIT	26,717	28,617	13,418	68,752	24,608	23,537	10,864	59,010	16.5%
Gross Margin	44.9%	43.1%	39.2%	43.2%	43.9%	42.4%	36.9%	42.2%
SELLING AND ADMINISTRATIVE EXPENSES	(11,434)	(18,644)	(8,341)	(38,419)	(10,965)	(14,814)	(7,025)	(32,805)	17.1%
CORPORATE EXPENSES	0	0	0	(1,645)	0	0	0	(1,218)	35.0%
OPERATING INCOME	15,283	9,973	5,077	28,688	13,643	8,723	3,839	24,987	14.8%
Operating Margin	25.7%	15.0%	14.8%	18.0%	24.4%	15.7%	13.1%	17.9%
EBITDA (1)	18,116	12,516	6,879	35,866	17,061	11,115	5,607	32,565	10.1%
Ebitda Margin	30.4%	18.9%	20.1%	22.5%	30.5%	20.0%	19.1%	23.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(1,747)				(3,864)	-54.8%
RESULTS FROM AFFILIATED				327				335	-2.5%
AMORTIZATION OF GOODWILL				(1,649)				(1,633)	1.0%
OTHER INCOME/(EXPENSE)				(622)				(210)	195.9%
PRICE LEVEL RESTATEMENT (3)				1,615				5,248	-69.2%
NON-OPERATING RESULTS				(2,076)				(124)	1572.1%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				26,612				24,863	7.0%

INCOME TAXES				(4,299)				(3,187)	34.9%
MINORITY INTEREST				(54)				(73)	-25.5%
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				22,259				21,603	3.0%
Net Margin				14.0%				15.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				29.3				28.4
EARNINGS PER ADS				175.7				170.5	3.0%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions US$, except per share)
						Exch. Rate :	539.21

	03/31/2007				03/31/2006
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	38.9	44.3	30.9	114.1	36.9	42.3	28.1	107.3	6.3%
Soft Drink	31.8	42.1	30.5	104.4	30.2	40.5	27.8	98.5	6.1%
Mineral Water	4.1	0.5	0.3	4.9	4.1	0.6	0.3	5.1	-3.4%
Juices	3.0	0.7	0.1	3.8	2.6	0.4	0.0	2.9	28.9%
Beer	NA	1.0	NA	1.0	NA	0.9	NA	0.9	15.9%

NET SALES	110.4	123.1	63.5	295.4	103.9	103.1	54.5	259.1	14.0%
COST OF SALES	(60.9)	(70.0)	(38.6)	(167.9)	(58.3)	(59.4)	(34.4)	(149.6)	12.2%
GROSS PROFIT	49.5	53.1	24.9	127.5	45.6	43.7	20.1	109.4	16.5%
Gross Margin	44.9%	43.1%	39.2%	43.2%	43.9%	42.4%	36.9%	42.2%
SELLING AND ADMINISTRATIVE EXPENSES	(21.2)	(34.6)	(15.5)	(71.3)	(20.3)	(27.5)	(13.0)	(60.8)	17.1%
CORPORATE EXPENSES	0.0	0.0	0.0	(3.1)	0.0	0.0	0.0	(2.3)	35.0%
OPERATING INCOME	28.3	18.5	9.4	53.2	25.3	16.2	7.1	46.3	14.8%
Operating Margin	25.7%	15.0%	14.8%	18.0%	24.4%	15.7%	13.1%	17.9%
EBITDA (1)	33.6	23.2	12.8	66.5	31.6	20.6	10.4	60.4	10.1%
Ebitda Margin	30.4%	18.9%	20.1%	22.5%	30.5%	20.0%	19.1%	23.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(3.2)				(7.2)	-54.8%
RESULTS FROM AFFILIATED				0.6				0.6	-2.5%
AMORTIZATION OF GOODWILL				(3.1)				(3.0)	1.0%
OTHER INCOME/(EXPENSE)				(1.2)				(0.4)	195.9%
PRICE LEVEL RESTATEMENT (3)				3.0				9.7	-69.2%
NON-OPERATING RESULTS				(3.9)				(0.2)	1572.1%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				49.4				46.1	7.0%

INCOME TAXES				(8.0)				(5.9)	34.9%
MINORITY INTEREST				(0.1)				(0.1)	-25.5%
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				41.3				40.1	3.0%
Net Margin				14.0%				15.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.05				0.05
EARNINGS PER ADS				0.33				0.32	3.0%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 03/31/07 Chilean Pesos)

ASSETS	31/03/2007	31/03/2006	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	31/03/2007	31/03/2006	%Ch

Cash + Time deposits + market. Securit.	68,773	99,787	-31.1%	Short term bank liabilities	0	29,535	-100.0%
Account receivables (net)	49,079	51,909	-5.5%	Current portion of long term bank liabilities	452	508	-11.0%
Inventories	22,293	18,055	23.5%	Current portion of bonds payable	31,242	14,213	119.8%
Other current assets	30,335	19,024	59.5%	Trade accounts payable and notes payable	50,251	46,490	8.1%
Total Current Assets	170,481	188,775	-9.7%	Other liabilities	25,397	21,438	18.5%
				Total Current Liabilities	107,342	112,184	-4.3%
Property, plant and equipment	536,679	518,108	3.6%
Depreciation	(391,693)	(374,629)	4.6%	Long term bank liabilities	330	406	-18.8%
Total Property, Plant, and Equipment	144,985	143,479	1.0%	Bonds payable	76,200	105,788	-28.0%
				Other long term liabilities	35,392	37,364	-5.3%
Investment in related companies	21,430	21,204	1.1%	Total Long Term Liabilities	111,922	143,558	-22.0%
Investment in other companies	56	56	-0.1%
Goodwill	67,087	73,848	-9.2%	Minority interest	1,228	1,218	0.8%
Other long term assets	115,675	129,913	-11.0%
Total Other Assets	204,248	225,021	-9.2%	Stockholders' Equity	299,222	300,316	-0.4%

TOTAL ASSETS	519,714	557,276	-6.7%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	519,714	557,276	-6.7%

Financial Highlights
(In million of constant 03/31/07 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	31/03/2007	31/03/2006		DEBT RATIOS	31/03/2007	31/03/2006

Chile	6,803	3,257		Financial Debt / Total Capitalization	0.26	0.33
Brazil	3,878	2,940		Financial Debt / EBITDA L12M	0.84	1.34
Argentina	733	1,187		EBITDA L12M+Interest Income / Interest Expense L12M	9.54	7.49
	11,414	7,384		L12M: Last twelve months

* As March 31, 2007, the company's registered a positive net cash position of US$ 137.1 million. Total debt amounted to US$ 200.7 million.
Total Cash amounted to US$ 337.8 million, which includes cash investments accounted for under Other Current Assets as well as Other Long Term Assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 8, 2008